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FUNDRISE | Real Estate Interval Fund

***Editor's note:** The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $2.3 million, and an affiliate of the Adviser, which invested roughly $260,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*

New acquisition: Rental home community near Tampa, FL

This Value Add investment fits within our broader affordably-priced Sunbelt apartment / rental housing thesis.

Feb 16, 2021


First phase acquired
10 brand new homes

We've invested $2.6 million to acquire the first phase of The Estates at Fort King, a 132-unit single family rental home community in Dade City, Florida, part of the greater Tampa Bay area.

This investment fits within our broader affordably-priced Sunbelt apartment / rental housing thesis. From millennials to retirees, a broad group of Americans have been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors.

As we stated in our mid-year and year-end letters to investors, we believe that this long-term trend has only been further accelerated by the pandemic. In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

Strategy

This investment fits into our Value Add strategy.

Business plan

By acquiring the brand-new (vacant) homes in batches and leasing them up ourselves to assemble a stabilized community, we intend to get a better price, and therefore a better potential return, than if we had purchased a "finished product".

Our initial investment at Fort King is an all-cash purchase of the first ten homes completed in the community, which is still under construction. Our intent is to acquire and lease up additional batches of roughly ten homes per month as they deliver, eventually taking ownership of the entire community of 132 homes. **This phased buying structure should result in much more efficient deployment of investors' capital**, as opposed to holding cash for several months while waiting for an entire community to be built, and then acquiring it all at once.

Our intent with this and other investments in single-family rental home communities is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time being positioned to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt. While the properties of course look different than multifamily apartments, the underlying investment thesis is ultimately very similar.

We have engaged a leading property manager of single-family rental communities across the US, and are pleased to report that **we have already leased two of the homes** as of this writing (roughly two weeks after acquisition), and continue to see strong interest from additional potential residents.

We expect the total purchase price of the completed community will be $33.3 million, with $30 million (90%) contributed by the Interval Fund, and the remaining $3.3 million (10%) contributed by the Growth eREIT VII.

While we acquired the homes in an all-cash transaction, we intend to obtain portfolio-level financing, with the aim of increasing expected returns and freeing up cash to deploy elsewhere.

Why we invested

While the extent of the negative impacts of the COVID-19 pandemic on the broader economy remains uncertain, we believe this investment is well-positioned not only to withstand a prolonged economic downturn, but to potentially benefit from more permanent shifts in behavior that may result.

- **Growing local economy:** Dade City is part of the Tampa-St. Petersburg-Clearwater metropolitan area and contributes to a diversified economy based on finance, retail, healthcare, insurance, international shipping, and tourism. Since 2010, the Tampa area has grown 14.5%, to approximately 3.3 million residents, securing its place as the state's second largest MSA, behind Miami.

- **Social distancing-friendly:** We believe the privacy provided by the community's fully detached and individual homes will be particularly attractive to renters seeking an additional level of social distancing, or who simply need more living space as norms around work and school shift.

- **Institutional-quality asset:** This deal is structured so as to allow us to acquire tranches of homes in regular batches throughout the year, directly from the builder, a subsidiary of Ashton Woods homes. Ashton Woods is a major national homebuilder with over 30 years of experience, with headquarters across the country, from Orlando and Atlanta to Phoenix and San Antonio. Once our investment in the 132-home community is complete, we will have added an institutional-quality asset of ready-to-rent homes to our portfolio, consisting entirely of brand-new construction.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

Investment data

Property name and address	The Estates at Fort King 36827 River Reed Loop Dade City, FL 33525 *(address is approximate)*
Property type	Single-family rental (10 homes)
Strategy	Value Add
Transaction date	1/25/2021
Co-investment	Interval Fund: $2,340,900 Growth eREIT VII: $260,000 **Total: $2,600,900**
Interval Fund NAV as of transaction date	$35,960,000 (approximate)

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.